Exhibit 12.2

KILROY REALTY, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2015		2014		2013		2012		2011
Earnings:
Income (loss) from continuing operations (1)	$238,604		$59,313		$14,935		$(5,475)		$(16,664)
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	57,682		67,571		75,870		79,114		85,785
Capitalized interest and loan costs	51,965		47,090		35,368		19,792		9,130
Estimate of interest within rental expense	3,138		4,270		4,073		3,475		1,481
Fixed Charges	112,785		118,931		115,311		102,381		96,396
Plus: Amortization of capitalized interest (2)	8,412		7,001		5,823		5,318		4,622
Less: Capitalized interest and loan costs	(51,965)		(47,090)		(35,368)		(19,792)		(9,130)
Earnings	$307,836		$138,155		$100,701		$82,432		$75,224

Ratio of earnings to fixed charges	2.73	x	1.16	x	0.87	x	0.81	x	0.78	x
________________________
(1)The Company adopted Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, effective January 1, 2015. As a result, properties classified as held for sale and/or disposed of subsequent to January 1, 2015 that do not represent a strategic shift are no longer presented as discontinued operations. In accordance with the accounting pronouncement, we adopted the guidance on a prospective basis. Therefore our earnings presented prior to adoption do not include the results of operations for properties classified as held for sale and/or disposed of prior to January 1, 2015.
(2)Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.
We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest and reduced by capitalized interest and loan costs. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs and an estimate of the interest within rental expense.